Exhibit (a)(1)(I)

Tokyo Electron Limited Extends Tender Offer to Acquire FSI International, Inc.

Tokyo, Japan, September 25, 2012—Tokyo Electron Limited (“Tokyo Electron”; Headquarters: Tokyo; President and CEO: Hiroshi Takenaka) (TSE: 8035) announced today that Tokyo Electron’s wholly-owned subsidiary, RB Merger Corp., has extended the expiration date of its tender offer for all outstanding shares of common stock of FSI International, Inc. (“FSI”; Headquarters: Chaska, Minnesota, USA; Chairman and CEO: Donald Mitchell) (NASDAQ: FSII) for $6.20 in cash for each share of FSI common stock validly tendered and not validly withdrawn in the offer, without interest and less any applicable withholding taxes. The tender offer is now scheduled to expire at 12:00 midnight (New York City time) on Wednesday, October 10, 2012, unless further extended. The tender offer was previously scheduled to expire at 12:00 midnight (New York City time) on Monday, September 24, 2012.

As of 5:00 p.m. (New York City Time) on Monday, September 24, 2012, approximately 34,709,493 shares of FSI’s common stock had been validly tendered and not withdrawn pursuant to the tender offer. This includes shares tendered pursuant to the guaranteed delivery procedures provided for in the offer and represents approximately 88.2% of the outstanding FSI common stock. Shareholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the tender offer. Except for the extension of the expiration date, all other terms and conditions of the tender offer remain unchanged.

If all of the conditions to the tender offer are satisfied, RB Merger Corp. intends to complete the tender offer by promptly accepting for payment all FSI shares validly tendered and not validly withdrawn in the tender offer. Following completion of the tender offer, Tokyo Electron and RB Merger Corp. intend to complete the acquisition of FSI through a merger of RB Merger Corp. into FSI under Minnesota law, subject to customary conditions. FSI shareholders who do not tender their shares of FSI common stock in the tender offer will not receive payment for their shares until the completion of the merger. The Board of Directors of FSI has recommended that FSI stockholders tender their shares in the tender offer.

Goldman Sachs is serving as exclusive financial adviser to Tokyo Electron in connection with the acquisition and as the dealer manager, and Jones Day is its legal adviser. Barclays is serving as exclusive financial adviser to FSI in connection with the acquisition, and Faegre Baker Daniels LLP is its legal adviser.

About Tokyo Electron

Tokyo Electron Limited, established in 1963, is a leading supplier of innovative semiconductor and FPD production equipment worldwide. Product lines include coater/developers, oxidation/diffusion furnaces, dry etchers, CVD systems, surface preparation systems, gas cluster ion beam technologies, and test systems. To support this diverse product base, Tokyo Electron has strategically located research & development, manufacturing, sales, and service locations all over the world. Tokyo Electron is a publicly held company listed on the Tokyo Stock Exchange. More information about Tokyo Electron is available at www.tel.com.

Forward Looking Statements

This press release contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this press release include statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of FSI’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. These forward-looking statements speak only as of the date of this communication and Tokyo Electron assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Tokyo Electron and RB Merger Corp have filed with the SEC a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials), and have mailed an offer to purchase, forms of letter of transmittal and other related tender offer materials to FSI shareholders. Investors and FSI shareholders are strongly advised to read the tender offer statement (as amended and including the offer to purchase, letter of transmittal and other related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 (as amended) that was filed by FSI with the SEC, because they contain important information.

These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to D.F. KING & CO., INC., 48 Wall Street, 22nd Floor, New York, New York 10005, or by calling toll-free 1-800-628-8536 or emailing fsitender@dfking.com.

Contact:

Public Relations Group, Tokyo Electron Ltd.

telpr@tel.com